Exhibit 99.1

China Biologic Announces Completion of Going Private Transaction

BEIJING, China –April 20, 2021 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced the completion of its merger (the “Merger”) with CBPO Group Limited (“Merger Sub”), a wholly owned subsidiary of CBPO Holdings Limited (“Parent”), pursuant to the previously announced agreement and plan of merger, dated as of November 19, 2020 (the “Merger Agreement”) among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a wholly owned subsidiary of Parent and will cease to be a publicly traded company.

Pursuant to the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on March 1, 2021, each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), has been cancelled and ceased to exist in exchange for the right to receive US$120.00 per Share in cash without interest and net of any applicable withholding taxes, except for (i) Shares held by the Company as treasury shares or by any direct or indirect subsidiary of the Company, which have been cancelled and ceased to exist without consideration, (ii) Shares held by Parent or any direct or indirect subsidiary of Parent (including rollover shares deemed contributed to Parent immediately prior to or at the Effective Time), which have been cancelled and ceased to exist without consideration, (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands, which have been cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such dissenting Shares determined in accordance with Section 238 of the Companies Act of the Cayman Islands, and (iv) Shares owned by holders who had previously validly exercised their rights to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands and thereafter have effectively withdrawn such rights to dissent pursuant to agreements entered into between such holders and the Company prior to the Effective Time, which have been cancelled and ceased to exist in exchange for the right to receive such amounts as specified in such agreements.

Each record holder of Shares as of immediately prior to the Effective Time who is entitled to the merger consideration will receive a letter of transmittal specifying how the delivery of the merger consideration will be effected and instructions for surrendering their Shares in exchange for the merger consideration. Record holders of Shares should wait to receive the letters of transmittal before surrendering their Shares. A holder of Shares held in “street name” by a broker, bank or other nominee should receive instructions from its broker, bank or other nominee as to how to receive the applicable merger consideration and should address any questions in relation thereto to its broker, bank or other nominee.

The Company also announced today that it has requested that trading of its Shares on the Nasdaq Global Select Market (“Nasdaq”) be suspended as of the close of trading on April 20, 2021 (New York time). The Company has requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Shares on Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About China Biologic Products Holdings, Inc. China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements”. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

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